Exhibit 12.1

U-Store-It Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
Earnings before fixed charges:
Add:
Loss from continuing operations	$(4,576)	$(16,820)	$(24,370)	$(23,428)	$(17,017)	$(3,786)	$(3,192)
Fixed charges - per below	34,229	49,695	56,192	54,192	47,831	11,899	11,652
Less:
Capitalized interest	—	(35)	(108)	(99)	(73)	(44)	(43)

Earnings before fixed charges	29,653	32,840	31,714	30,665	30,741	8,069	8,417

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	33,952	47,600	55,880	53,943	47,608	11,836	11,590
Early extinguishment of debt	93	1,907	—	—	—	—	—
Capitalized interest	—	35	108	99	73	44	43
Estimate of interest within rental expense	184	153	204	150	150	19	19

Total Fixed Charges	34,229	49,695	56,192	54,192	47,831	11,899	11,652

Ratio of earnings to fixed charges (a)	0.87	0.66	0.56	0.57	0.64	0.68	0.72

(a)  Due to our losses in fiscal 2005, 2006, 2007, 2008, 2009 and 2010, the coverage ratio was less than 1:1.  The Company must generate additional earnings of $4.6 million, $16.9 million, $24.5 million, $23.5 million, $17.1 million, $3.8 million, and $3.2 million to achieve a coverage of 1:1 in fiscal 2005, 2006, 2007, 2008, 2009, and the three months ended March 31, 2009 and 2010, repectively.